As filed with the Securities and Exchange Commission on March 31, 2003 Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

                                    FORM F-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                 METALINK LTD.
             (Exact Name of Registrant as Specified in its Charter)
                     Israel                           N.A.
      (State of Other Jurisdiction of           (I.R.S. Employer
       Incorporation or Organization)         Identification No.)
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5555
              (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Office)
                               J. Francois Crepin
                                  Metalink Inc.
                              150C Lake Forest Way
                            Folsom, California 95630
                                 (916) 355-1580
                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent For Service)
                    Please send copies of communications to:
                             Bruce F. Dravis, Esq.
                        Downey Brand Seymour & Rohwer LLP
                          555 Capitol Mall, 10th Floor
                              Sacramento, CA 95814
                                 (916) 441-0131

Approximate date of commencement of proposed sale of the securities to the public: Such time or times after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. __ If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. __

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

CALCULATION  OF  REGISTRATION  FEE
Title of each class of securities to be registered Ordinary Shares, par value NIS 0.1 per share

Amount to be registered 10,565,651 shares

Proposed maximum offering price per share(1) $3.45

Proposed maximum aggregate offering price $36,451,496

Amount of registration fee $2949.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the reported high and low prices of the ordinary shares on the Nasdaq National Market for the period ending March 27, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION DATED March 31, 2003
                           10,565,651 Ordinary Shares



                                  Metalink Ltd.

This prospectus relates to 10,565,651 of our ordinary shares that may be sold from time to time by the selling shareholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares offered by this prospectus. The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered "underwriters" within the meaning of the Securities Act of 1933, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

Our ordinary shares are traded on the Nasdaq National Market under the symbol "MTLK" and on the Tel Aviv Stock Exchange. The last reported sale price of our ordinary shares on the Nasdaq National Market on March 24, 2003 was $3.44 per share. The last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on March 30, 2003 was NIS 15.98 per share.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Consider carefully the "Risk Factors" beginning on page 5 of this prospectus.

                         Prospectus dated March 31, 2003

You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of its date, and you should not assume that the information contained in this prospectus is accurate as of any other date. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the ordinary shares offered by this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

TABLE OF CONTENTS                                                        Page
WHERE YOU CAN FIND ADDITIONAL INFORMATION                                 3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                           3
FORWARD-LOOKING STATEMENTS                                                4
ABOUT METALINK                                                            4
RISK FACTORS                                                              5
CAPITALIZATION AND INDEBTEDNESS                                          19
MARKETS                                                                  20
LISTING DETAILS                                                          20
USE OF PROCEEDS                                                          21
SELLING SHAREHOLDERS                                                     22
PLAN OF DISTRIBUTION                                                     23
EXPENSES OF THE ISSUE                                                    24
LEGAL MATTERS                                                            25
EXPERTS                                                                  25
ENFORCEABILITY OF CIVIL LIABILITIES                                      25

Whenever we refer to "Metalink" or to "us" or use the terms "we" or "our" in this prospectus, we are referring to Metalink Ltd., and our consolidated subsidiary, unless otherwise indicated.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily summaries of these documents and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement.

You may read and copy the registration statement, including the exhibits and schedules thereto, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we have filed and intend to continue to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Securities and Exchange Commission: o our Annual Report on Form 20-F for the fiscal year ended December 31, 2001; o our Reports on Form 6-K filed with the Commission on January 30, 2002; April 29, 2002, July 31, 2002, August 7, 2002, November 25, 2002 and January 30, 2003; o
the description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the Commission on November 29, 1999, including any other amendment or report filed for the purpose of updating such description; and We also hereby incorporate by reference all subsequent Annual Reports on Form 20-F which we may file prior to the termination of this offering. In addition, we hereby incorporate by reference any Report of Foreign Issuer on Form 6-K subsequently submitted by us, in which we state that such form is being incorporated by reference into this prospectus. We will provide you without charge, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Yuval Ruhama, Metalink Ltd., Yakum Business Park, Yakum 60972, Israel.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, as such term is defined in the Private Securities Reform Act of 1995, that address, among others, our products and the market acceptance of our products. These statements may be found in the sections of this prospectus entitled "About Metalink" and "Risk Factors," in this prospectus generally or in the documents we incorporate by reference. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus or in the documents we incorporate by reference.

In addition, statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

ABOUT METALINK

We design, develop and market digital subscriber line (DSL) chip sets used by manufacturers of telecommunication equipment. Our chip sets enable the digital transmission of voice, video and data over copper wire communications lines at speeds that are up to 1,000 times faster than transmission rates provided by conventional analog modems. Our chip sets typically include two individual integrated circuits, or chips, and include an analog front-end for line interfacing with analog signals and a digital signal processor (DSP) / framer for signal and data processing of the messages being transmitted. We are a leader in DSL semiconductor technology because of our expertise in the development of advanced modem algorithms, in the design of very large scale integrated circuits and in digital signal processing. We have sold over six million of our chips to original equipment manufacturers (OEMs) that incorporate our chip sets into their own products. These OEMs, which include ECI Telecom Ltd., Alcatel Networks Corporation, Portugal Telecom Inovacao, Keymile Ltd., Schmid Telecommunication Ltd., Marconi Communications GmbH, Siemens AG and Tut Systems, Inc., have sold products containing our chip sets to telecommunication service providers throughout the world, including Bell Canada, British Telecom and France Telecom. We are an Israeli company and our principal executive offices are located at Yakum Business Park, Yakum 60972, Israel. Our telephone number is 972-9-960-5555. You can find additional information concerning our business activities in the documents incorporated by reference to this prospectus.

RISK FACTORS

You should carefully consider the following risks before making an investment decision. Our most significant risks are described below, but these risks are not the only ones that we face. Our business, operating results or financial condition could be materially and adversely affected by these and other risks. You should also refer to the other information contained or incorporated by reference in this prospectus, before deciding to invest in our company.

          Slowdown in the telecommunication industry might continue to adversely affect our business and results of operations.

          Telecommunications service providers and their customers are the principal end-users of substantially all of our products. During 2001 and 2002, the telecommunications industry in much of the world, including in our principal markets, has been experiencing an apparent slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. As a result, we experienced a significant decline in demand for our products in 2001 and 2002. It is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have an adverse effect, which may be material, upon us. Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we have no control. In addition, a market perception that these conditions could have an impact on our company may harm the trading prices of our shares, whether or not our business and results of operations are actually affected.

We have a history of operating losses.

We have incurred significant operating losses since our inception, and we may not achieve operating profitability for the foreseeable future. We reported operating losses of approximately $3.7 million for the year ended December 31, 2000, $15.7 million for the year ended December 31, 2001, and $18.6 million or the year ended December 31, 2002. As of December 31, 2002, our accumulated deficit was approximately $33.9 million. We reported revenues of approximately $6.6 million for the year ended December 31, 2002. Despite the fact that we are making expenditures in anticipation of generating higher revenues, our revenues may not grow and may even continue to decline. Moreover, even if we are successful in increasing our revenues, we may be delayed in doing so. If our revenues do not increase as necessary or if our expenses increase at a greater pace than our revenues, we will not likely be able to achieve, sustain or increase profitability on a quarterly or annual basis.

Our quarterly operating results are volatile.

This may cause our share price to
decline. Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

o Our revenues depend upon the size, timing and shipment of orders for our chip sets, especially large orders from some of our customers. We do not receive orders in the same amounts each quarter.
o Our customers may not be able to forecast their needs or accurately or efficiently manage their inventory positions. o Year-end customer buying patterns have caused our revenues to be strongest in certain quarters of each year and to be weaker in other quarters of the year. o Our limited order backlog makes revenues in any quarter substantially dependent on orders received and delivered in that quarter.
o Customers may cancel or postpone orders in our backlog. o The timing and level of market acceptance for existing chip sets, chip sets under development and new applications or chip sets introduced by us or by our competitors is uncertain.
o The effectiveness of our customers in marketing and selling their DSL equipment. o Changes in pricing by us or our competitors. o Unfavorable changes in the prices of the components we purchase or license. o Because only a small portion of our expenses varies with our revenues, if revenue levels for a quarter fall below our expectations, our earnings will decrease.
 o A delay in
the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were, as a result, negatively impacted.
o The mix of chip sets sold and the mix of sales channels through which they are sold.
 o Changes in resource allocation by our customers due to their operating budget cycles.
 o Deferrals of customer orders in anticipation of new applications or new chip sets introduced by us or by our competitors. o Delays in delivery by the subcontractors who manufacture our chips. o General economic conditions.

Because of the variations which we have experienced in our quarterly operating results, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful or should necessarily be relied upon as indicators of future performance. Accordingly, our operating results may be below public expectations in future fiscal periods. Our failure to meet these expectations may cause our share price to decline. The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

Relatively few customers account for a large percentage of our net revenues.

Our
business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or if we experience a loss of any of our significant customers, particularly, ECI Telecom Ltd. and Marconi Communications GmbH, or suffer a substantial reduction in orders from these customers. In 2002, we had only one customer which accounted for more than 10% of our revenues, namely ECI, which accounted for 45% of our revenues. We cannot be certain that this customer will maintain these levels of purchases. We do not have contracts with any of our customers that obligate them to continue to purchase our chip sets, and these customers could cease purchasing our chip sets at any time. We expect that sales of our chip sets to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

If the market for DSL solutions does not continue to develop, we will not be able to sell enough of our chip sets to achieve, sustain or increase profitability.

DSL solutions compete with a variety of different high-speed data transmission technologies, including cable modem, satellite and wireless technologies. If any technology that competes with DSL technology is more reliable, faster or less expensive, reaches more customers or has other advantages over DSL technology, the demand for our chip sets will decrease, and we may not sell enough of our chip sets to achieve, sustain or increase profitability. Substantial sales of our chip sets will not occur unless telecommunication service providers increasingly deploy DSL systems. The success of our products is dependent upon the decision by telecommunication service providers to deploy DSL systems and the timing of the deployment.

Factors that will impact the deployment include:

o a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;
o the development of a viable business model for DSL systems and services, including the capability to market, sell, install and maintain DSL systems and services; o cost constraints, such as installation costs and space and power requirements at the telecommunication service provider's central office;
o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunication services; o challenges of interoperability among DSL equipment manufacturers' products; o evolving industry standards for DSL technologies; and
 o government regulations.

If telecommunication service providers do not expand their deployment of DSL systems or if additional telecommunication service providers do not offer DSL services on a timely basis, our business will be harmed.

If the DSL equipment manufacturers which utilize our chip sets are not successful in selling their systems, sales of our chip sets will decline significantly. We rely upon DSL equipment manufacturers, such as ECI and Marconi, to integrate our chip sets into their DSL systems. If their systems are not successful, we will not be able to sell our chip sets to them in substantial quantities. Their systems may be unsuccessful for a large number of reasons, substantially all of which are beyond our control.

Our chip sets may not adequately serve the needs of end users. Our chip sets are sold primarily through OEMs. Thus, the feedback that we receive with respect to the field performance of our chip sets from telecommunication service providers and their users may be limited. This may impair our ability to design chip sets that are responsive to the needs of the end users of our chip sets. This may harm the market acceptance of our chip sets. We currently depend on sales of our European standard, E1 HDSL and SDSL, chip sets. For the year ended December 31, 2002, we derived approximately 58% of our revenues from our E1 HDSL and SDSL chip sets. Our future financial performance will depend significantly on the successful marketing and market acceptance of this line of chip sets. If for any reason our revenues from this chip set decrease, our results of operations will be harmed. If we do not achieve "design wins" with equipment manufacturers during the design stage of a new product, we may be unable to secure production orders from these customers in the future. Once a DSL equipment manufacturer has designed its system to include a particular supplier's chip set, the DSL equipment manufacturer may be reluctant to change its source of chip sets. Accordingly, the failure to achieve design wins with key DSL equipment manufacturers could create barriers to future sales opportunities.

We must develop new chip sets and new applications for our existing chip sets to remain competitive. If we fail to do so on a timely basis, we may lose market share.

The markets for DSL solutions such as ours are characterized by: o rapid technological changes; o frequent new product introductions; o changes in customer requirements; and o evolving industry standards.

Accordingly, our future success will depend to a substantial extent on our ability to: o invest significantly in research and development; o develop, introduce and support new chip sets and new applications for existing chip sets on a timely basis; o gain market acceptance of our chip sets;

o        anticipate customer requirements; and
o        comply with industry standards.

We may not be able to complete the development and market introduction of new chip sets or new applications successfully. If we fail to develop and deploy new chip sets and new applications on a timely basis, we may lose market share to our competitors and our revenues will decline.

Because competition in the market for our solutions is intense, we may lose market share, and we may be unable to achieve or maintain profitability.

Our
market is highly competitive, and we expect competition to intensify in the future. We may not be able to compete effectively in our market, and we may lose market share to our competitors. Our principal competitors include Conexant Systems, Inc., GlobeSpan Virata, Infineon Technologies AG and Ikanos Communications Inc. We expect to continue to face competition from these and other competitors. Larger companies with substantial resources, brand recognition and sales channels may form alliances or merge with, or acquire competing DSL chip set providers and emerge as significant competitors. In addition, competitors may bundle their products or incorporate a DSL chip set component into existing products in a manner that renders our chip sets obsolete.

Competition may result in lower prices and a corresponding reduction in our ability to recover our costs. This may impair our ability to achieve or maintain profitability. We expect that price competition among DSL chip set suppliers will reduce our gross margins in the future. We anticipate that average selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own chip sets, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Many of our competitors are larger and have greater resources than we do. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than we are. Declines in average selling prices will generally lead to declines in gross margins for chip sets. If we are unable to recover costs, we will likely be unable to achieve profitability.

In order to
attain and maintain profitability, we must manage our resources effectively in a volatile market.

         During the year ended December 31, 2002, we reduced employee headcount and expenses, in response to declines in the market for our products, which occurred as part of a general decline in the market for telecommunications products. Prior to 2001 and 2002, we faced management issues relating to company growth which occurred as part of a rapid general industry expansion in the late 1990's through the year 2000.

The volatility of our industry has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must also implement sophisticated inventory and control systems. We cannot assure you that our management team will be able to work together effectively to manage our organization.

To manage resources effectively, we must:
o improve and expand our information and financial systems, and managerial procedures and controls; o hire, train, manage and retain qualified employees when the business is growing, and, when industry conditions decline, reduce the workforce; and o effectively manage relationships with our customers, subcontractors, suppliers and other third parties.

We cannot assure you that we have made adequate allowances for the costs and risks associated with this volatility, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to offer and expand our product categories successfully to meet changing market conditions. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our revenues may not increase, our costs of operations may increase and our business may be harmed.

Because we operate in international markets, we are subject to additional risks.

We currently offer our chip sets in a number of countries, through independent sales representatives and distributors, and we intend to enter additional geographic markets. Our business is subject to risks which often characterize international markets, including: o potentially weak protection of intellectual property rights; o economic and political instability; o import or export licensing requirements; o trade restrictions; o difficulties in collecting accounts receivable; o longer payment cycles; o unexpected changes in regulatory requirements and tariffs; o seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe; o fluctuations in exchange rates; and o potentially adverse tax consequences.

These risks may impair our ability to generate revenues from our increased global sales efforts.

Because of our long product development
process and sales cycle, we may incur substantial expenses before we earn associated revenues.

We incur substantial product development and marketing expenditures prior to generating associated revenues.

We do not receive
substantial orders for our chip sets during the period that potential customers test and evaluate our chip sets. This period typically lasts from six to nine months or longer, and volume production of products that incorporate our chip sets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may elapse between our product development and sales efforts and any realization by us of revenues from volume ordering of our chip sets by our customers, or we may never realize revenues from our efforts. Because we do not have long-term contracts with our customers, our customers can discontinue purchases of our chip sets at any time. We sell our chip sets based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. Our customers can generally cancel or reschedule orders upon short notice. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our chip sets. Rather, it is a decision by a customer to use our chip sets in the design process of that customer's products. A customer can discontinue using our chip sets at any time.

We currently rely on a limited number of subcontractors to manufacture and assemble our chips.

We currently rely on a single subcontractor for the manufacture of each chip included in our chip sets and on a limited number of subcontractors for the assembly of finished chips and other related services. Our subcontractors manufacture, assemble and test our chips in Singapore, South Korea, the Republic of China (Taiwan) and the United States. These subcontractors currently have limited manufacturing capacity, which may be inadequate to meet our demand. If the operations of our subcontractors were halted, even temporarily, or if they were unable to operate at full capacity for an extended period of time, we could experience business interruption, increased costs, loss of goodwill and loss of customers. Delays in the manufacture of chip sets are typical in our industry, and we have experienced these delays in the past.

We are dependent upon a limited number of suppliers of key components.

We
currently obtain key components from a single supplier or from a limited number of suppliers. We generally do not have long-term supply contracts with our suppliers. These factors subject us to the following risks: o delays in delivery or shortages in components could interrupt and delay the manufacturing and delivery of our chip sets and may result in cancellation of orders by our customers; o suppliers could increase component prices significantly and with immediate effect; o we may not be able to develop alternative sources for chip set components, if and as required in the future;
o suppliers could discontinue the manufacture or supply of components used in our chip sets.

In such event, we might need to modify our chip sets, which may cause delays in shipments, increased manufacturing costs and increased chip sets prices; and we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuance.

We may experience delays in the delivery of components from our suppliers.

Delays and shortages in the supply of components are typical in our industry. We have experienced delays and shortages on more than one occasion in the past. In addition, failure of worldwide semiconductor manufacturing capacity to rise along with a rise in demand could result in our subcontract manufacturers allocating available capacity to other customers, including customers that are larger or have long-term supply contracts in place. Our inability to obtain adequate foundry capacity at acceptable prices, or any delay or interruption in supply, could reduce our revenues or increase our cost of revenue and could harm our business and results of operations.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our chip sets.

Our chip sets may contain undetected errors.
This may result either from errors we have failed to detect or from errors in components supplied by third parties. These errors are likely to be found from time to time in new or enhanced chip sets after commencement of commercial shipments. Because our customers integrate our chip sets into their systems with components from other vendors, when problems occur in a system it may be difficult to identify the component which has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection of the errors. We may incur significant warranty and repair costs related to errors, and we may also be subject to liability claims for damages related to these errors. The occurrence of errors, whether caused by our chip sets or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our chip sets.

Our success depends on our ability to attract, train and retain qualified engineers and sales and technical support personnel.

Upon growth in our
business, we will need to hire additional engineers and highly trained technical support personnel in Israel, North America, Europe and in the Asia Pacific region. We currently have a small technical support staff. To support any growth, we will need to increase our technical staff to support new customers and the expanding needs of existing customers as well as our continued research and development operations.

Hiring highly qualified engineers and technical support personnel is competitive in our industry, due to the limited number of people available with the necessary skills and understanding of our products. Our success depends upon our ability to attract, train and retain highly qualified engineers and technical support personnel. Our chip sets require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. As competition for qualified sales personnel continues, we may not be able to hire sufficient sales personnel to support our marketing efforts. We are dependent on our key personnel, in particular Tzvi Shukhman, our chief executive officer, the loss of whom would negatively affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel.

In particular, we are highly dependent on the services of Tzvi Shukhman, our chairman and chief executive officer. All of our employees have entered into employment contracts with us except for Mr. Shukhman. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Tzvi Shukhman, other members of senior management or other key personnel could negatively affect our business.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We currently own three unregistered trademarks, two patents in Israel and three patents in the United States. We have also filed one additional provisional patent application in the United States. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Our products may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, the ownership by an unaffiliated third party of a valid trademark with respect to the name Metalink, or the use of that name by any unaffiliated third party (whether or not a valid trademark exists), could cause confusion and otherwise have a material adverse effect upon our business and financial condition. In addition, any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may need to raise additional funds, which may not be available.

We expect that the net proceeds from our initial public offering and secondary public offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. After that, we may need to raise additional funds in the future for a number of uses, including:
o        expanding research and development programs;
o        hiring additional qualified personnel;
o        implementing further marketing and sales activities; and
o        acquiring complementary businesses.

We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may not be able to: o develop new products; o enhance our existing products; o remain current with evolving industry standards; o take advantage of future opportunities; or o respond to competitive pressures or unanticipated requirements.

We may encounter
difficulties with acquisitions, which could harm our business. We may make investments in complementary companies, products or technologies. If we acquire a company, we may have difficulty integrating that company's personnel, operations, products and technologies. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses.

Messrs. Shukhman and Rozenberg can control the outcome of matters requiring shareholder approval. As of March 3, 2003, Messrs. Tzvi Shukhman and Uzi Rozenberg beneficially owned an aggregate of 10,565,651 ordinary shares (representing approximately 56.9% of the ordinary shares then outstanding). These shareholders will control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management. Messrs. Shukhman and Rozenberg are parties to a voting agreement, pursuant to which they will act in concert with respect to the nomination and election of directors.

This registration statement relates to the registration for resale of 10,565,651, or 56.9%, of our outstanding ordinary shares. Sales of these shares could cause the market price of our ordinary shares to drop significantly, even if our business is doing well. As of January 29, 2003, we had 18,552,056 ordinary shares outstanding. Of those, 10,565,687 ordinary shares (56.9% of our total outstanding ordinary shares) will become available for resale in the public market pursuant to this registration statement. The market price could drop significantly as these shares are sold or as the market perceives each sale as imminent.

In addition, as of March 3, 2003, options to purchase a total of 3,881,682 ordinary shares were outstanding, and additional 837,245 ordinary shares were reserved for issuance, under our share option plans. These ordinary shares, when issued upon the exercise of options, will be available for sale in the public market, subject to the terms of the grant of the related options. In addition, we have registered 437,223 ordinary shares issuable pursuant to our 2000 Employee Stock Purchase Plan. Accordingly, ordinary shares purchased by our employees pursuant to our 2000 Employee Stock Purchase Plan, will also be available for sale in the public market. As of December 31, 2002 271,713 shares had been purchased by our employees pursuant to our 2000 Employee Stock Purchase Plan.

An additional 34,000 ordinary shares issuable upon the exercise of outstanding warrants may be registered for sale pursuant to registration rights granted to a shareholder, which rights permit that shareholder, in specified circumstances, to demand to have its shares registered and to have its shares included in our registration statements.

Volatility of our share price could adversely affect our shareholders. The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:
o actual or anticipated variations in our quarterly operating results or those of our competitors; o announcements by us or our competitors of technological innovations; o introduction and adoption of new industry standards; o introductions of new products by us or our competitors; o announcements by us or by securities analysts of changes in financial estimates; o conditions or trends in our industry; o changes in the market valuations of our competitors; o announcements by us or our competitors of significant acquisitions; o entry into strategic partnerships or joint ventures by us or our competitors; o additions or departures of key personnel; sales of ordinary shares.

Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.

Our ordinary shares have been listed for trading on the Nasdaq National Market since December 2, 1999. As of December 3, 2000, our ordinary shares have also been listed for trading on the Tel Aviv Stock Exchange. Volatility of the price of our ordinary shares on either market is likely to be reflected on the price of our ordinary shares on the other market. In addition, fluctuations in exchange rate between the New Israeli Shekel or NIS and the dollar may affect the price of our ordinary shares on the Tel Aviv Stock Exchange and, as a result, may affect the market price of our ordinary shares on the Nasdaq National Market. Investors may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to that volatility. In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. We cannot assure you that our ordinary shares will trade at the same levels of shares of other technology companies or that shares of technology companies in general will sustain their current market prices.

If we continue to be
characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. As previously announced, we believe that we were characterized as a PFIC for 2001 and 2002. Although we will endeavor to avoid such characterization in the future, we may not be able to do so. Any U.S. person who held our shares at any time during 2001 or 2002 can mitigate the consequences of our PFIC characterization by electing to treat us as a "qualified electing fund" or QEF under the Internal Revenue code. Alternatively, such U.S. persons may make a "mark-to-market" election under the Internal Revenue Code. Because both a QEF election and a "mark-to-market election may have consequences of their own, such U.S. persons are urged to consult their own tax advisers about the PFIC rules generally and about the advisability, procedure and timing of their making QEF or mark-to-market elections.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products. Our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" between Israel and the Palestinians is uncertain and has deteriorated due to on-going violence between Israelis and Palestinians. Moreover, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses. Some of our directors, officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.
In the 1991 war against Iraq by forces led by the United States, Israel was the target of Iraqi missile attacks. One possible result of the current military operations conducted in Iraq by the United States and other countries is that Israel may again become the target of attacks from Iraq. We could be adversely affected by any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners.

         Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.
         The Israeli Companies Law generally requires that a statutory merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger. With respect to the shareholder vote of each potential merger partner, unless a court rules otherwise, the merger will not be deemed approved if a majority of the ordinary shares held by shareholders which are not the other potential merger partner (nor a person who holds 25% or more of the shares of capital stock or has the right to appoint 25% or more of the directors, of the other potential merger partner) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

         Finally, Israeli tax law treats some acquisitions, such as stock?for?stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for stock swap.

         These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition of us. This could prevent a change of control of us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control. Because substantially all of our revenues are generated in U.S. dollars while a portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar or if the NIS is appreciated against the U.S. dollar.

We generate substantially all of our revenues in dollars, but we incur a portion of our expenses, principally salaries, related personnel expenses and occupancy expenses in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel or that the NIS is appreciated against the dollar. In 2002 the NIS was depreciated against the dollar in the rate of 7.27% while the rate of inflation was 6.5%. We can not be certain that the trends which have affected us in 2002 will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

         To date, we have not engaged in hedging transactions. In the future, we might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the New Israeli Shekel. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits in which we currently participate or which we currently receive require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase our costs and taxes and could impact our manufacturing operations. We have received royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a significant portion of our research and development expenditures in Israel and we intend to apply for additional grants in the future. We cannot assure you that we will continue to receive grants at the same rate or at all. One of the conditions to the receipt of these grants is that we pay royalties to the Office of the Chief Scientist on revenues derived from the sale of products and services resulting from the research and development funded by these grants. The terms and conditions of these grants (including the rates of royalty payments) are determined by the terms of each grant approval and the applicable provisions of the Law for the

Encouragement of Research and Development in Industry, 1984, and the regulations promulgated thereunder, commonly referred to collectively as the "R&D Law", that has been modified from time to time. If we fail to comply with these conditions, we could be required, among other things, to refund any payments previously received together with interest and linkage to the consumer price index and would likely be denied receipt of these grants thereafter. In addition, the terms of the grants from the Office of Chief Scientist require that the manufacture of products developed under the funded plan be performed in Israel, unless prior approval is received from the Office of Chief Scientist. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacture outside of Israel of products that may be developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel. However, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities, although we have not obtained a formal written approval of the Research Committee of the Office of the Chief Scientist. There can be no assurance that the consents to date of the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be revoked or modified in any way or that we will obtain consents for such activities at all, from the Office of the Chief Scientist in the future. Failure to comply with the applicable requirements in connection with manufacturing of products developed under the funded plan could result in penalties, cancellation of the grants and denial of any future applications for grants or these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are deemed not to be adequately obtained or are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. In November 2001, the Israeli parliament approved an amendment to the R&D Law. The amendment will become effective on April 1, 2003. The amendment to the R&D Law, among other things, allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested in the future. For additional information regarding the R&D Law and the amendment to the R&D Law - see "Israeli Tax Considerations and Government Programs - Grants under the Law for the Encouragement of Industrial Research and Development, 1984".
In addition, several of our capital investments have been granted "approved enterprise" status under Israeli law. The portion of our income derived from our approved enterprise programs will be exempt from tax for a period of two years commencing in the first year in which we have taxable income and we will be subject to a reduced tax for a period of eight additional years. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions stipulated in applicable law and in the specific certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. It may be difficult to enforce a U.S. judgment against us, our officers and directors who are nonresidents of the United States or to assert U.S. securities laws claims in Israel or serve process on our officers and directors who are nonresidents of the United States. We are incorporated in Israel. The majority of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Israeli Tax Considerations and Government Programs The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as specific professional advice and does not exhaust all possible tax considerations. Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares. Tax Reform On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.
         The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things: o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis; o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties; o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below; o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors). General Corporate Tax Structure Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less. Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959 The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to the earlier of twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business In 1994, our request for designation of our capital investment at our facility as an "approved enterprise" program was approved under the Investment Law. For this approved enterprise, we elected the alternative package of benefits. On December 2000, we received an approval for additional capital investment in our approved enterprise under the alternative package of benefits. A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year's profits to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend. The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, income derived from our approved enterprise facility will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced company tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five or eight years.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984 The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry and Trade, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the "R&D Law". Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of 50% of certain approved research and development expenditures. The plan must be approved by the Office of the Chief Scientist. The recipient of a grant is required to return the amount of the grant and from year 1999, the amount of the grant linked to the U.S. Dollar plus interest, by payment of royalties from the revenue derived from the sale of products (and ancillary services) that incorporate the technology developed under the plan. If the plan does not generate any revenues, the grant recipient would not be obligated to repay the grants received under the plan.

The terms of the grants from the Office of Chief Scientist require that the manufacture of products developed under the funded plan be performed in Israel, unless prior approval is received from the Office of the Chief Scientist. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of a grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacture outside of Israel of products that may be developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel. However, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities, although we have not obtained a formal written approval of the Research Committee of the Office of the Chief Scientist. There can be no assurance that the consents to date of the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be revoked or modified in any way or that we will obtain consents for such activities at all, from the Office of the Chief Scientist in the future. Failure to comply with the applicable requirements in connection with manufacturing of products developed under the funded plan could result in penalties, cancellation of the grants and denial of any future applications for grants or these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are deemed not to be adequately obtained or are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. Separate governmental consent is required to transfer to a third party the technology developed under a funded plan. Approval for the transfer of technology may be granted only if the recipient abides by all of the provisions of the grant and the R&D Law. Practically, the Office of the Chief Scientist does not consent to the transfer out of Israel of the ownership of technology developed under a plan. No approval is required with respect to the sale or export from Israel of products developed under a funded plan.

In November 2001, the Israeli parliament approved an amendment to the R&D Law. The amendment will become effective on April 1, 2003. As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents. The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested in the future. The amendment to the R&D Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a holder of 25% or more of the company's outstanding equity or voting rights.
The proposed amendment to the R&D Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Office of the Chief Scientist to third parties outside of Israel was not approved at this time. We have received royalty-bearing grants from the Office of the Chief Scientist for the research and development of products. Pursuant to the terms of these grants, we are currently required to pay royalties that range between 4% to 4.5% of revenues derived from sales of products funded with these grants.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible, according to Israeli law. Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969 According to the Law for the Encouragement of Industry (Taxes), 1969, or the "Industry Encouragement Law", an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law.

          Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies; and (c) accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:
         (a) There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.
         (b) Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.
         (c) Gains on certain listed securities, which are taxed at a reduced tax rate following the tax reform (and which were previously exempt from tax), are taxable at the "Company Tax" rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the Tax Reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as (i) they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and (ii) we qualify as an Industrial Company, or (iii) so long as they are quoted on the Tel Aviv Stock Exchange ("TASE").

Pursuant to the tax reform, generally, capital gains tax will be imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of our ordinary shares, including sales of the ordinary shares in this offering. This tax rate does not apply to the sale of our ordinary shares by: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of ordinary shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of our ordinary shares, including sales of the ordinary shares in this offering, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.- Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes. Taxation of Non-Resident Holders of Shares Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, generally, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25% (however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%). Furthermore, dividends not generated by an approved enterprise paid to a U.S. company holding 10% or more of our ordinary shares are taxed at a rate of 12.5%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty or unless a specific exemption is available.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see "Capital Gains Tax on Sales of Our Ordinary Shares" above.


CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2002 on an actual basis:

                             As of December 31, 2002
                            (In thousands)(Unaudited)


Short-term debt, including current portion of long-term debt      $       -
Long-term debt (net of current portion)                                   -
         Total debt:                                                      -
Shareholders' equity:
Ordinary shares, nominal value
NIS 0.10 per share
50,000,000 shares authorized;
19,450,556 issued and outstanding                                       586
Additional paid-in capital                                          127,578
Deferred stock compensation                                            (846)
Unrealized gain on marketable securities                                 40
Accumulated deficit                                                 (33,915)
Treasury Stock,
at cost; 898,500 shares                                              (9,885)
         Total shareholders' equity                                  83,558
                  Total capitalization                        $      83,558


The information set forth in the table above excludes 3,942,124 ordinary shares issuable upon exercise of options outstanding as of December 31, 2002 at a weighted average exercise price of $6.79 per ordinary share, an additional 776,803 ordinary shares reserved for issuance pursuant to options issuable under our share option plans, 165,510 ordinary shares reserved under our 2000 Employee Stock Purchase Plan and 39,000 ordinary shares issuable upon the exercise of outstanding warrants at an exercise price per share equal to the nominal value of our ordinary shares, NIS 0.10, per share.


                                     MARKETS

Our ordinary shares began trading on the Nasdaq National Market on December 2, 1999 under the symbol "MTLK." On December 3, 2000, our ordinary shares also began trading on the Tel Aviv Stock Exchange

                                 LISTING DETAILS

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:

                                             High                      Low
1999

Fourth Quarter
(commencing December 2)            $        23.81             $       19.19

2000
First Quarter                       $       72.00             $       16.50
Second Quarter                      $       38.75             $       15.75
Third Quarter                       $       34.00             $       18.00
Fourth Quarter                      $       18.50             $        9.25

2001
First Quarter                       $       17.38             $        7.31
Second Quarter                      $       10.00             $        6.19
Third Quarter                       $        6.97             $        2.25
Fourth Quarter                      $        5.95             $        2.04

2002
First Quarter                       $        6.50             $        4.21
Second Quarter                      $        4.48             $        2.23

Third Quarter                       $        2.46             $        1.84
     July                           $        2.40             $        2.06
     August                         $        2.40             $        1.95
     September                      $        2.46             $        1.84

Fourth Quarter                      $        2.84             $        1.71
     October                        $        1.94             $        1.71
     November                       $        2.72             $        1.99
     December                       $        2.84             $        2.59

2003

First Quarter(to March 27)          $        3.30             $        2.74
January                             $        3.18             $        2.74
February                            $        3.75             $        3.00
March (until March 19)              $        3.80             $        3.50

The following table sets forth the high and low closing prices for our ordinary shares as reported by the Tel Aviv Stock Exchange for the periods indicated. The translation into dollars is based on the daily representative rate of exchange on the date of the relevant closing price, as published by the Bank of Israel:

                                     High                          Low

2000                               $        NIS              $        NIS
Fourth Quarter
(commencing December 3)         14.17      58.00           9.51       38.54

2001
First Quarter                   17.54      72.70           7.47       31.48
Second Quarter                   9.86      41.20           5.99       25.02
Third Quarter                    7.53      31.45           5.51       23.16
Fourth Quarter                   2.42      10.41           2.10        9.16

2002

First Quarter                    6.33      28.59           4.00       18.91
Second Quarter                   4.23      20.22           2.17       10.51

Third Quarter                    2.52      11.95           2.01        9.58
  July                           2.32      11.01           2.01        9.58
  August                         2.34      11.01           2.02        9.41
  September                      2.52      11.95           2.14       10.37

Fourth Quarter                   2.75      13.05           1.67        8.00
  October                        1.98       9.62           1.67        8.00
  November                       2.74      12.76           1.91        9.12
  December                       2.75      13.05           2.56       12.14

2003
First Quarter (to March 30)      3.79      18.40           2.55       12.11
  January                        3.11      15.00           2.55       12.11
  February                       3.74      18.25           2.86       13.85
  March (to March 30)            3.79      18.40           3.39       15.98

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares. All of the ordinary shares being offered are beneficially owned by the selling shareholders named in this prospectus.

SELLING SHAREHOLDERS

The ordinary shares offered by this prospectus are beneficially owned, as of the date of this prospectus, by the selling shareholders identified below. The following table provides the name of, and the number of ordinary shares being sold by, the selling shareholders. Since the selling shareholders may sell all, some or none of their ordinary shares, no estimate can be made of the aggregate number of ordinary shares that will ultimately be offered by this prospectus or that will ultimately be owned for the direct or indirect account of the selling shareholders upon completion of the offering to which this prospectus relates. Shares will be offered on a registered basis and not as bearer shares.

The selling shareholders may offer the ordinary shares for sale from time to time. See "Plan of Distribution." The selling shareholders listed herein shall include any donee, pledgee, transferee, or other successors in interest that receive shares from the selling shareholders as a gift, distribution or in other non-sale transfers, from time to time.

Name and Address of         Ordinary Shares             Ordinary
Selling shareholders     Owned Beneficially         Shares Covered
                                                  by this Prospectus
                         Number   Percent(1)
Tzri Shukhman
c/oMetalink Ltd.
 Yakum Business Park
Yakum 60972 Israel     5,579,556      30%              5,579,556

Uzi Rozenberg(2)
35 Hachoresh Street
Kfar-Shemaryahu,
Israel                 4,986,095     26.9%             4,986,095



(1)  Based on ordinary shares outstanding as of January 29, 2003.

     (2) The record holder of 1,000,000 shares out of the 4,986,095 is not Uzi Rozenberg, but U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. and Mrs. Rozenberg.

         Each of the selling shareholders is a director and founder of the company. Because each of the selling shareholders is an "affiliate" of the for purposes of SEC Rule 144, shares they obtained in issuances from the company without registration and shares that they have purchased in the public markets are subject to restrictions on resale, and must be sold either through this registration statement or pursuant to the provisions and limitations of Rule 144.

Of the shares registered hereunder, 4,395,424 shares were purchased by Mr. Shukhman directly from the company and 1,184,132 shares were purchased in open market transactions. Of the shares registered hereunder, 3,986,095 shares were purchased by Mr. Rozenberg directly from the company and 1,000,000 shares were purchased in open market transactions by U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. and Mrs. Rozenberg..

Because both selling shareholders are directors of the company, they may from time to time come into possession of material non-public information relating to the company. Under SEC Rule 10b5-1, an individual possessing a company's material non-public information may sell or buy securities of that company without violating the insider trading laws if that individual established a contract, instruction, or plan for buying or selling prior to the time the individual comes into possession of such information. As of the date hereof, neither selling shareholder has established a 10b5-1 contract, instruction, or plan. Neither shareholder is obligated, nor has any present intention, to report publicly if he establishes a 10b5-1 contract, instruction, or plan in the future.



                              PLAN OF DISTRIBUTION

We have been advised that the selling shareholders, including their donees, pledgees, transferees or other successors in interest, may effect sales of the ordinary shares directly, or indirectly by or through underwriters, agents or broker-dealers, and that the ordinary shares may be sold by one or a combination of several of the following methods:
(1)      ordinary brokerage transactions;
(2) an underwritten public offering in which one or more underwriters participate; 3) put or call options transactions or hedging transactions relating to the ordinary shares; (4) short sales; (5) purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;
(6) "block" sale transactions; and (7) privately negotiated transactions. The ordinary shares may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the shares, or at negotiated prices. In effecting sales, broker-dealers engaged by the selling shareholders and/or the purchasers of the ordinary shares may arrange for other broker-dealers to participate in the sale process. Broker-dealers may receive discounts or commissions from the selling shareholders and/or the purchasers of the ordinary shares in amounts that may be negotiated prior to the time of sale. Sales may be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business.

We have not been advised of any
definitive selling arrangement at the date of this prospectus between the selling shareholders and any underwriter, broker-dealer or agent. In the event that the selling shareholders notifies us of the name or names of underwriters, agents or broker-dealers, or of any discounts, commissions and other terms constituting selling compensation and any other information that is required to be set forth in a prospectus supplement, we will file such a document.

The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 of the Securities Act, provided that such transactions meet the criteria and conform to the requirements of such rule.

When ordinary shares are to be sold to underwriters, unless otherwise described in an applicable prospectus supplement, the obligations of the underwriters to purchase the ordinary shares may be subject to conditions precedent but the underwriters may be obligated to purchase all of the ordinary shares if any are purchased. The ordinary shares may be acquired by the underwriters for their own account and may be resold by the underwriters, either directly to the public or to securities dealers, from time to time in one or more transactions, including negotiated transactions. These sales can occur either at fixed public offering prices or at varying prices determined at the time of sale. The public offering price, if any, and any concessions allowed or reallowed to dealers, may be changed from time to time. Those underwriters may be entitled, under agreements with us, to indemnification from us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments that they may be required to make in respect of those civil liabilities. Any broker or dealer participating in any distribution of ordinary shares in connection with the offering made by this prospectus may be considered to be an "underwriter" within the meaning of the Securities Act and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the ordinary shares from or through that broker or dealer.

We will not receive any of the proceeds
from the sales of the ordinary shares by the selling shareholders.

                              EXPENSES OF THE ISSUE

The following tale provides information regarding the expenses we expect to incur in connection with this offering.

SEC registration fee                              $       2,949
Taxes (federal, state, local)                                 0
Trustees' and transfer agents' fees                           0
Printing and engraving costs                                  0
Legal fees                                       $        3,000
Accounting fees                                               0
Engineering Fees                                              0
Premium paid to insure directors or officers
  for liabilities in connection with this offering            0
Total                                            $        5,949

We will bear all of the costs of registering the ordinary shares under the Securities Act, including the registration fee under the Securities Act, all other registration and filing fees, all fees and disbursements of counsel and accountants we retain and all other expenses incurred by us. These costs, or estimates of these costs, have been stated above. The selling shareholders will bear other costs relating to the offer and sale of the ordinary shares including all underwriting discounts and commissions, transfer taxes and all costs of any separate legal counsel or other advisors retained by the selling shareholders.

                                  LEGAL MATTERS

The legality of the ordinary shares being offered by this prospectus will be passed upon for us by Goldfarb, Levy, Eran & Co., Tel Aviv, Israel. Certain related legal matters will be passed upon for us by Downey Brand Seymour & Rohwer LLP, Sacramento, California.

                                     EXPERTS

Brightman Almagor & Co. (a Member of Deloitte Touche Tohmatsu), independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 20-F for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference to this prospectus. Such consolidated financial statements are incorporated by reference to this prospectus in reliance on Brightman Almagor & Co.'s report given on their authority as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because a substantial portion of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange

Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of judgment of foreign courts provided that: o the judgment was given in a state where the local law does not prohibit the enforcement of judgments issued by Israeli courts; o the judgment is enforceable in the state in which it was given; o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence; o the judgment and the enforcement of the judgment are executable according to the law relating to enforceability of judgments in Israel and are not contrary to the law, public policy, security or sovereignty of the state of Israel; o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Metalink, Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New York arising out of this offering or any purchase or sale of securities in connection with this offering, but not in connection to any other claim. If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.





                           10,565,651 Ordinary Shares
                                  Metalink Ltd.
                                   PROSPECTUS
                                 March 31, 2003


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers

Exculpation of Office Holders

         Under the Companies Law 5759-1999, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law..

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for: o a breach of his or her duty of care to us or to another person; o a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or o a financial liability imposed upon him or her in favor of another person concerning an act performed by him or her in his or her capacity as an office holder.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against: o a monetary liability imposed on him or her in favor of another person in accordance with any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his or her capacity as an office holder; and o reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which the office holder was ordered to pay by a court, in a proceeding we instituted against him or her or which was instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

         Our articles of association also include provisions: o authorizing us to undertake in advance to indemnify an office holder, provided that the undertaking is limited to categories of events which in the opinion of the Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by our Board of Directors as reasonable under the circumstances; and o authorizing us to retroactively indemnify an office holder. Under the new Companies Law, these provisions are subject to shareholder approval. Limitations on Exculpation, Insurance and Indemnification The Companies Law provides that a company may not indemnify an office holder nor enter into a contract for the insurance of its office holders nor exempt an officer from responsibility toward the company, for any of the following: o a breach by the office holder of his or her duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; o a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly; o any act or omission committed with the intent to unlawfully yield a personal profit; or

o        any fine imposed on the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders. We have obtained director's and officer's liability insurance. In addition we entered into indemnification agreements with our directors and executive officers in accordance with our articles of association.

Item 9.  Exhibits

ExhibitNumber     Description of Exhibit

4.1 Form of Ordinary Share Certificate (filed as Exhibit 4 of the Registrant's Registration Statement on Form F-1 (No. 333-11118) and is hereby incorporated by reference).

4.2 Memorandum of Association, as amended (filed as Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (No. 333-13366) and is hereby incorporated by reference).

4.3  Articles  of  Association,   as  amended  (filed  as  Exhibit  4.3  of  the
Registrant's Registration Statement on Form S-8 (No. 333-13366) and is hereby incorporated by reference).

5.1* Opinion of Goldfarb, Levy, Eran & Co. with respect to the legality of the securities being offered.

23.1*    Consent of Brightman Almagor & Co., independent auditors.

23.2* Consent of Goldfarb,  Levy,  Eran & Co.  (Included in the opinion filed as
Exhibit 5).

24.1* Power of Attorney (included on the signature page to this registration statement).


Item 10.          Undertakings

(a) The undersigned registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the forgoing, with the respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b) The undersigned
registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Yakum, state of Israel, on this 31st day of March, 2003.

METALINK LTD.

By: /s/  Ofer Lavie
Name:    Ofer Lavie
Title:   Chief Financial Officer


POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ofer Lavie, acting individually, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and any related Rule 462(b) registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                       Title                               Date

/s/ Tzvi Shukhman
Tzvi Shukhman          Chief Executive Officer and
                   Chairman of the Board of Directors
                  (principal executive officer).              March 31, 2003

/s/ J. Francois Crepin
J. Francois Crepin            President,
                   Member of the Office of the CEO and
                            Director.                         March 31, 2003

/s/ Ofer Lavie
Ofer Lavie              Chief Financial Officer
            (principal financial and accounting officer)      March 31, 2003

/s/ Uzi Rozenberg
Uzi Rozenberg             Director                            March 31, 2003

/s/Meir Bar-El
Meir Bar - E1             Director                            March 31, 2003

Sarit Weiss - Firon        Director                           March 31, 2003

/s/ Efi Shenhar
Efi Shenhar               Director                            March 31, 2003

    Joe Markee            Director                            March 31, 2003


    Syrus Madavi          Director                            March 31, 2003


Authorized representative
in the United States
METALINK Inc.
/s/ J. Francois Crepin
J. Francois Crepin, President

EXHIBIT 5.1

                           Goldfarb, Levy, Eran & Co.

                                   Law Offices


                                 March 27, 2003
                                                              File: 1956/036

Metalink Ltd.
Yakum Business Park
Yakum 60972
Israel

                                Re: Metalink Ltd.



Ladies and Gentlemen:

We refer to the registration statement on Form F-3 (the "Registration Statement") filed by Metalink Ltd., an Israeli company (the "Company"), with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), relating to an aggregate of 10,565,651 Ordinary Shares, nominal value NTS 0.10 each, of the Company (the "Shares").

We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

As Israeli counsel for the Company, we have examined such corporate records and other documents as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, the Shares have been duly authorized and are validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and the references to this firm in the sections entitled "Legal Matters" and "Enforceability of Civil Liabilities". This consent is not to be construed as an admission that we are a party whose consent is required to be filed with the Registration Statement under the provisions of the Act.

Very truly yours,


/s/Goldfarb, Levy, Eran & Co.
Goldfarb, Levy, Eran & Co.

Exhibit 23.1

Consent of Independent Public Accountants

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F?3) and related prospectus of Metalink Ltd. for the registration of 10,565,651 of its ordinary shares and to the incorporation by reference therein of our report dated January 24, 2002 with respect to the consolidated financial statements of Metalink Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Brightman Almagor & Co.
Certified Public Accountants (Israel)
a Member of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 27, 2003